CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars) - unaudited

	December 30,	September 30,
	2012	2012

Current assets:
Cash and cash equivalents	$81,981	$70,410
Trade accounts receivable	203,098	260,595
Income taxes receivable	-	353
Inventories (note 5)	622,189	553,068
Prepaid expenses and deposits	12,023	14,451
Assets held for sale	5,839	8,029
Other current assets	12,876	8,694
Total current assets	938,006	915,600

Non-current assets:
Property, plant and equipment	564,886	552,437
Investment in joint venture (note 4)	-	12,126
Intangible assets	258,075	259,981
Goodwill (note 8(a))	145,991	141,933
Deferred income taxes	3,900	3,371
Other non-current assets	10,808	10,989
Total non-current assets	983,660	980,837

Total assets	$1,921,666	$1,896,437

Current liabilities:
Accounts payable and accrued liabilities	$247,799	$256,442
Dividends payable	10,849	-
Income taxes payable	565	-
Total current liabilities	259,213	256,442

Non-current liabilities:
Long-term debt (note 6)	177,000	181,000
Employee benefit obligations	20,694	19,612
Provisions	15,216	13,042
Total non-current liabilities	212,910	213,654

Total liabilities	472,123	470,096

Equity:
Share capital	98,836	101,113
Contributed surplus	25,872	25,579
Retained earnings	1,331,163	1,306,724
Accumulated other comprehensive income	(6,328)	(7,075)
Total equity attributable to shareholders of the Company	1,449,543	1,426,341

Total liabilities and equity	$1,921,666	$1,896,437

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – Q1 2013 P.24

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except per share data) - unaudited

	Three months ended
	December 30,	January 1,
	2012	2012

Net sales	$420,776	$303,797
Cost of sales	308,153	297,448

Gross profit	112,623	6,349

Selling, general and administrative expenses	69,428	50,834
Restructuring and acquisition-related costs (note 7)	5,342	254

Operating income (loss)	37,853	(44,739)

Financial expenses, net (note 8(c))	2,271	1,996
Equity earnings in investment in joint venture	(46)	(220)

Earnings (loss) before income taxes	35,628	(46,515)

Income tax expense (recovery) (note 4)	340	(451)

Net earnings (loss)	35,288	(46,064)

Other comprehensive income, net of related income
taxes (note 9):
Cash flow hedges	747	619

Comprehensive income (loss)	$36,035	$(45,445)

Earnings (loss) per share:
Basic (note 10)	$0.29	$(0.38)
Diluted (note 10)	$0.29	$(0.38)

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – Q1 2013 P.25

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Three months ended December 30, 2012 and January 1, 2012
(in thousands or thousands of U.S. dollars) - unaudited

				Accumulated
				other
	Share capital		Contributed	comprehensive	Retained	Total
	Number	Amount	surplus	income (loss)	earnings	equity

Balance, September 30, 2012	121,386	$101,113	$25,579	$(7,075)	$1,306,724	$1,426,341

Share-based compensation	-	-	1,722	-	-	1,722
Shares issued under employee share
purchase plan	6	194	-	-	-	194
Shares issued pursuant to exercise of
stock options	24	821	(209)	-	-	612
Shares issued or distributed pursuant to
vesting of restricted share units	218	6,334	(6,334)	-	-	-
Share repurchases for future settlement
of non-treasury RSUs	(278)	(9,626)	5,114	-	-	(4,512)
Dividends declared	-	-	-	-	(10,849)	(10,849)
Transactions with shareholders of the
Company recognized directly in equity	(30)	(2,277)	293	-	(10,849)	(12,833)

Cash flow hedges	-	-	-	747	-	747
Net earnings	-	-	-	-	35,288	35,288

Comprehensive income	-	-	-	747	35,288	36,035

Balance, December 30, 2012	121,356	$98,836	$25,872	$(6,328)	$1,331,163	$1,449,543

Balance, October 2, 2011	121,331	$100,436	$16,526	$(676)	$1,194,804	$1,311,090

Share-based compensation	-	-	1,270	-	-	1,270
Shares issued under employee share
purchase plan	7	175	-	-	-	175
Shares issued pursuant to exercise of
stock options	19	117	(9)	-	-	108
Shares issued or distributed pursuant to
vesting of restricted share units	158	4,194	(4,194)	-	-	-
Dividends declared	-	-	-	-	(9,176)	(9,176)
Transactions with shareholders of the
Company recognized directly in equity	184	4,486	(2,933)	-	(9,176)	(7,623)

Cash flow hedges	-	-	-	619	-	619
Net loss	-	-	-	-	(46,064)	(46,064)

Comprehensive income (loss)	-	-	-	619	(46,064)	(45,445)

Balance, January 1, 2012	121,515	$104,922	$13,593	$(57)	$1,139,564	$1,258,022

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – Q1 2013 P.26

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars) - unaudited

	Three months ended
	December 30,	January 1,
	2012	2012

Cash flows from (used in) operating activities:
Net earnings (loss)	$35,288	$(46,064)
Adjustments to reconcile net earnings to cash flows from
(used in) operating activities (note 11(a))	25,982	20,430
	61,270	(25,634)
Changes in non-cash working capital balances:
Trade accounts receivable	56,968	49,076
Income taxes	881	(414)
Inventories	(60,989)	(38,688)
Prepaid expenses and deposits	2,490	2,281
Other current assets	(3,594)	(166)
Accounts payable and accrued liabilities	(11,596)	(98,816)
Cash flows from (used in) operating activities	45,430	(112,361)

Cash flows from (used in) financing activities:
(Decrease) increase in amounts drawn under revolving long-term
bank credit facility	(4,000)	96,000
Proceeds from the issuance of shares	787	283
Repurchase of shares	(4,235)	-
Cash flows from (used in) financing activities	(7,448)	96,283

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(22,916)	(24,167)
Purchase of intangible assets	(2,393)	(671)
Business acquisition achieved in stages, net of cash acquired (note 4)	(2,467)	-
Proceeds on disposal of assets held for sale	1,215	10
Dividend received from investment in joint venture	-	1,401
Cash flows used in investing activities	(26,561)	(23,427)

Effect of exchange rate changes on cash and cash equivalents
denominated in foreign currencies	150	(779)
Net increase (decrease) in cash and cash equivalents during
the period	11,571	(40,284)
Cash and cash equivalents, beginning of period	70,410	82,025
Cash and cash equivalents, end of period	$81,981	$41,741

Cash paid during the period (included in cash flows from (used in) operating activities):
Interest	$1,103	$1,679
Income taxes	1,133	755

Supplemental disclosure of cash flow information (note 11)

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – Q1 2013 P.27

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the period ended December 30, 2012
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. REPORTING ENTITY:

Gildan Activewear Inc. (the "Company") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, socks and underwear. The Company’s fiscal year ends on the first Sunday following September 28.

The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. These condensed interim consolidated financial statements are for the Company’s first quarter of fiscal 2013 as at and for the three months ended December 30, 2012 and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

2. BASIS OF PREPARATION:

(a)	Statement of compliance:
These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The Company applied the same accounting policies in the preparation of these condensed interim consolidated financial statements as those disclosed in note 3 of its most recent annual consolidated financial statements.

These condensed interim consolidated financial statements should be read in conjunction with the Company’s 2012 audited annual consolidated financial statements.

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on February 6, 2013.

(b)	Seasonality of the business:
The Company’s revenues and net earnings are subject to seasonal variations. Historically, net sales have been lowest in the first quarter and highest in the third quarter of the fiscal year, reflecting the seasonality of the Printwear segment net sales, which have historically accounted for a majority of the Company’s consolidated net sales.

3. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:

A number of new accounting standards, and amendments to accounting standards and interpretations, are not yet effective for the year ending September 29, 2013, and have not been applied in preparing these condensed interim consolidated financial statements. These include:

Financial instruments
In October 2010, the IASB released IFRS 9, Financial Instruments, which is the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement. This first part only covers classification and measurement of financial assets and financial liabilities, with impairment of financial assets and hedge accounting being addressed in the other two parts.

IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9. However, requirements for measuring a financial liability at fair value have changed, as the portion of the changes in fair value related to the entity’s own credit risk must be presented in other comprehensive income rather than in net earnings. IFRS 9 will be effective for the Company’s fiscal year beginning on October 5, 2015, with earlier application permitted. The Company has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

QUARTERLY REPORT – Q1 2013 P.28

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED (continued):

Consolidation
In May 2011, the IASB released IFRS 10, Consolidated Financial Statements, which replaces SIC-12, Consolidation - Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements. The new standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a company’s consolidated financial statements. The standard provides additional guidance to assist in the determination of control where it is difficult to assess. IFRS 10 will be effective for the Company’s fiscal year beginning on September 30, 2013, with earlier application permitted. The Company has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

Joint arrangements
In May 2011, the IASB released IFRS 11, Joint Arrangements, which supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities - Non-monetary Contributions by Venturers. IFRS 11 focuses on the rights and obligations of a joint arrangement, rather than its legal form as is currently the case under IAS 31. The standard addresses inconsistencies in the reporting of joint arrangements by requiring the equity method to account for interests in joint ventures. IFRS 11 will be effective for the Company’s fiscal year beginning on September 30, 2013, with earlier application permitted. The Company has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

Disclosure of interests in other entities
In May 2011, the IASB released IFRS 12, Disclosure of Interests in Other Entities. IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates, and unconsolidated structured entities. The standard requires an entity to disclose information regarding the nature and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 will be effective for the Company’s fiscal year beginning on September 30, 2013, with earlier application permitted. The Company has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

Fair value measurement
In May 2011, the IASB released IFRS 13, Fair value measurement. IFRS 13 will improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The standard will be effective for the Company’s fiscal year beginning on September 30, 2013, with earlier application permitted. The Company has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

Employee benefits
In June 2011, the IASB amended IAS 19, Employee Benefits. Amongst other changes, the amendments require entities to compute the financing cost component of defined benefit plans by applying the discount rate used to measure post-employment benefit obligations to the net post-employment benefit obligations (usually, the present value of defined benefit obligations less the fair value of plan assets). Furthermore, the amendments to IAS 19 enhance the disclosure requirements for defined benefit plans, providing additional information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans. The amendment to IAS 19 will be effective for the Company’s fiscal years beginning on September 30, 2013, with earlier application permitted. The Company has not yet assessed the impact of the adoption of the amendments on its consolidated financial statements.

QUARTERLY REPORT – Q1 2013 P.29

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4. BUSINESS ACQUISITION ACHIEVED IN STAGES:

On October 29, 2012, the Company acquired the remaining 50% interest of CanAm Yarns, LLC (“CanAm”), its jointly-controlled entity, for cash consideration of $11.3 million. The acquisition of the remaining 50% interest has been presented in the statement of cash flows as a cash outflow from investing activities of $2.5 million, which represents the cash consideration paid of $11.3 million, net of cash acquired of $8.8 million. The Company financed the acquisition by the utilization of its revolving long-term bank credit facility. CanAm operates yarn-spinning facilities in the U.S. in Cedartown, Georgia and Clarkton, North Carolina, and all of the output from CanAm's production is utilized by the Company in its manufacturing operations. The acquisition of the remaining 50% interest in CanAm is part of the Company’s strategy to increase the degree of vertical integration in yarn spinning.

The Company accounted for this acquisition as a business combination achieved in stages using the acquisition method in accordance with IFRS 3, Business Combinations. The Company has determined the fair value of the assets acquired and liabilities assumed on a preliminary basis based on management's best estimate of their fair values and taking into account all relevant information available at that time. The Company has not yet finalized the assessment of the estimated fair values of liabilities assumed, and property, plant and equipment acquired and the related income tax effects, which the Company expects to finalize by the end of the second quarter of fiscal 2013.

The following table summarizes the provisional amounts recognized for the assets acquired and liabilities assumed at the date of acquisition:

Assets acquired:
Cash and cash equivalents	$8,817
Inventories	2,227
Prepaid expenses and deposits	62
Other current assets	401
Property, plant and equipment	10,780
Other non-current assets	75
22,362

Liabilities assumed:
Accounts payable and accrued liabilities	(3,575)
Deferred income taxes	(627)
(4,202)

Goodwill	4,058
Net assets acquired at fair value	$22,218

Cash consideration paid at closing	$11,284
Fair value of the equity interest in CanAm held by the Company
immediately prior to the acquisition date	11,284
Settlement of pre-existing relationship with CanAm	(350)
$22,218

QUARTERLY REPORT – Q1 2013 P.30

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4. BUSINESS ACQUISITION ACHIEVED IN STAGES (continued):

Goodwill is attributable primarily to the assembled workforce of CanAm which was not recorded separately from goodwill since it did not meet the recognition criteria for identifiable intangible assets. An amount of $2.0 million of goodwill recorded in connection with this acquisition is deductible for tax purposes.

Prior to the acquisition, the Company had a yarn supply agreement with CanAm which was effectively settled at the date of acquisition and resulted in a loss of $0.4 million. The settlement amount was determined by computing the fair value of the pre-existing relationship using observable market prices. At the date of acquisition, the previously held interest in CanAm was remeasured to its fair value resulting in a loss of $0.9 million. The fair value of the previously held 50% interest in CanAm was determined to be $11.3 million, being the same value as the amount disbursed to acquire the remaining 50% interest. The remeasurement of the previously held interest in CanAm, and the settlement of the pre-existing relationship are presented as a loss on business acquisition achieved in stages of $1.3 million which is included in restructuring and acquisition-related costs in the condensed interim consolidated statement of earnings and comprehensive income.

The Company had a deferred income tax liability balance of $1.1 million related to its previously held interest in the underlying assets and liabilities of CanAm which was reversed at the date of acquisition as part of the remeasurement of the previously held interest in CanAm resulting in a gain of $1.1 million. The reversal of the deferred income tax liability was recorded as a reduction to income tax expense in the condensed interim consolidated statement of earnings and comprehensive income.

The acquisition of the remaining interest in CanAm had no impact on net sales, and no significant impact on net earnings for the three months ended December 30, 2012. There was also no significant impact on the Company's consolidated net sales or net earnings on a pro forma basis had the acquisition of the remaining interest in CanAm occurred at the beginning of the Company's fiscal year.

5. INVENTORIES:

	December 30,	September 30,
	2012	2012

Raw materials and spare parts inventories	$72,316	$61,841
Work in process	36,149	37,358
Finished goods	513,724	453,869
	$622,189	$553,068

6. LONG-TERM DEBT:

The Company has a committed unsecured revolving long-term bank credit facility of $800 million. In November 2012, the Company amended its revolving long-term bank credit facility to extend the maturity date from June 2016 to January 2018. The agreement now provides for an annual extension which is subject to the approval of the lenders. It also provides for a reduction in drawn pricing when the net debt to EBITDA ratio is below 1.0:1, as well as reduced undrawn pricing. Amounts drawn under the facility bear interest at a variable banker’s acceptance or U.S. LIBOR-based interest rate plus a spread ranging from 100 to 200 basis points. As at December 30, 2012, $177.0 million (September 30, 2012 - $181.0 million) was drawn under the facility bearing an effective interest rate for the three months ended December 30, 2012 of 2.4%, including the impact of interest rate swaps. In addition, an amount of $6.7 million (September 30, 2012 - $6.0 million) has been committed against this facility to cover various letters of credit. The revolving long-term bank credit facility requires the Company to comply with certain covenants, and the Company was in compliance with all covenants as at December 30, 2012.

QUARTERLY REPORT – Q1 2013 P.31

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7. RESTRUCTURING AND ACQUISITION-RELATED COSTS:

	Three months ended
	December 30,	January 1,
	2012	2012

(Gain) loss on disposal of assets held for sale	$(7)	$23
Impairment and write-down of assets held for sale	1,173	-
Employee termination and benefit costs	152	761
Exit, relocation and other costs	2,390	501
Remeasurement of contingent consideration in
connection with a business acquisition	125	(1,031)
Loss on business acquisition achieved in stages (note 4)	1,321	-
Acquisition-related transaction costs	188	-
	$5,342	$254

Exit, relocation and other costs incurred during the three months ended December 30, 2012 relate primarily to costs incurred in connection with the acquisition and integration of Anvil Holdings, Inc. (“Anvil”), and include a charge of $1.6 million related to lease exit costs and a charge of $0.5 million related to income tax adjustments following the completion of pre-acquisition income tax filings. The impairment charge of $1.2 million during the three months ended December 30, 2012 relates to impairment charges on the Company’s U.S. sock knitting and finishing facilities in Fort Payne, Alabama which were closed in prior years in connection with the consolidation of its sock manufacturing operations in Honduras. The Company incurred a loss on business acquisition achieved in stages of $1.3 million and transaction costs of $0.2 million in connection with the acquisition of CanAm.

8. OTHER INFORMATION:

(a)	Goodwill:

Three months ended
December 30,
2012

Balance, beginning of period	$141,933
Goodwill acquired (note 4)	4,058
Balance, end of period	$145,991

(b)	Depreciation and amortization:

	Three months ended
	December 30,	January 1,
	2012	2012

Depreciation of property, plant and equipment	$20,358	$17,770
Adjustment for the variation of depreciation of property, plant and equipment included in inventories at the beginning and
end of the period	(5,905)	(3,924)
Depreciation of property, plant and equipment included in
net earnings	14,453	13,846
Amortization of intangible assets (excluding software)	3,901	3,713
Amortization of software	398	570
Depreciation and amortization included in net earnings	$18,752	$18,129

QUARTERLY REPORT – Q1 2013 P.32

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8. OTHER INFORMATION (continued):

(c)	Financial expenses, net:

	Three months ended
	December 30,	January 1,
	2012	2012

Interest expense on financial liabilities recorded at
amortized cost	$1,021	$1,538
Bank and other financial charges	956	798
Interest accretion on discounted provision	77	70
Foreign exchange loss (gain)	217	(410)
	$2,271	$1,996

9. OTHER COMPREHENSIVE INCOME:

	Three months ended
	December 30,	January 1,
	2012	2012

Net gain on derivatives designated as cash flow hedges	$45	$757
Income taxes	-	(8)

Amounts reclassified from other comprehensive income to
net earnings, and included in:
Net sales	272	(192)
Selling, general and administrative expenses	(7)	(29)
Financial expenses, net	439	85
Income taxes	(2)	6
Other comprehensive income	$747	$619

During fiscal 2011, the Company entered into a series of interest rate swap contracts to fix the variable interest rates on the designated interest payments, to June 2016, on $125 million of the borrowings under the revolving long-term bank credit facility. Prior to October 1, 2012, the interest rate swap contracts were designated as cash flow hedges and qualified for hedge accounting. The fair value of the interest rate swap contracts as at September 30, 2012 reflected an unrealized loss of $5.8 million, which has been recognized as a charge to other comprehensive income with a corresponding liability included in accounts payable and accrued liabilities. During the three months ended December 30, 2012, the Company determined that it no longer met the criteria for hedge accounting and discontinued hedge accounting prospectively effective October 1, 2012. As a result, changes in the fair value of the interest rate swap contracts subsequent to October 1, 2012 are recognized immediately in net earnings under the financial expenses caption. In addition, since the designated interest payments are still expected to occur, the cumulative loss of $5.8 million in accumulated other comprehensive income will be drawn down systematically, as a charge to net earnings under the financial expenses caption, as the interest payments occur. For the three months ended December 30, 2012, the gain resulting from the change in the fair value of the interest rate swap contracts essentially offset the charge related to the drawdown of the cumulative loss in accumulated other comprehensive income.

As at December 30, 2012, approximately $2.9 million of net losses presented in accumulated other comprehensive income are expected to be reclassified to net earnings within the next twelve months, of which $1.2 million relates to the estimated draw down of the cumulative loss on the interest rate swap contracts no longer designated for hedge accounting. In the event that the designated interest payments are no longer expected to occur, any remaining amount in accumulated other comprehensive income will be recognized in net earnings immediately.

QUARTERLY REPORT – Q1 2013 P.33

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10. EARNINGS PER SHARE:

Reconciliation between basic and diluted earnings per share is as follows:

	Three months ended
	December 30,	January 1,
	2012	2012

Net earnings (loss) - basic and diluted	35,288	(46,064)

Basic earnings per share:
Basic weighted average number of common shares outstanding	121,455	121,434
Basic earnings per share	$0.29	$(0.38)

Diluted earnings per share:
Basic weighted average number of common shares outstanding	121,455	121,434
Plus dilutive impact of stock options, Treasury RSUs and
common shares held in trust	1,036	-
Diluted weighted average number of common shares outstanding	122,491	121,434
Diluted earnings per share	$0.29	$(0.38)

Excluded from the above calculation for the three months ended December 30, 2012 are 449,642 stock options (2012 – 1,132,204) and nil dilutive restricted share units (“Treasury RSUs”) (2012 - 685,804) which were deemed to be anti-dilutive.

11. SUPPLEMENTAL CASH FLOW DISCLOSURE:

(a)	Adjustments to reconcile net earnings to cash flows from operating activities:

	Three months ended
	December 30,	January 1,
	2012	2012

Depreciation and amortization (note 8(b))	$18,752	$18,129
Loss on business acquisition achieved in stages (note 4)	1,321	-
Restructuring charges related to assets held for sale
and property, plant and equipment (note 7)	1,166	23
Loss (gain) on remeasurement of contingent consideration	125	(1,031)
Loss on disposal of property, plant and equipment	273	181
Share-based compensation	1,741	1,270
Deferred income taxes	(1,130)	(718)
Equity earnings in investment in joint venture	(46)	(220)
Unrealized net loss on foreign exchange and financial derivatives	170	1,074
Other non-current assets	256	2,122
Employee benefit obligations	1,180	(470)
Provisions	2,174	70
	$25,982	$20,430

QUARTERLY REPORT – Q1 2013 P.34

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. SUPPLEMENTAL CASH FLOW DISCLOSURE (continued):

(b)	Non-cash transactions:

	Three months ended
	December 30,	January 1,
	2012	2012

Variation in non-cash transactions:
Additions to property, plant and equipment included in
accounts payable and accrued liabilities	$(405)	$(2,650)
Share repurchases for future settlement of
non-treasury RSUs included in accounts payable
and accrued liabilities	5,391	-
Dividends declared included in dividends payable	10,849	9,176

Non-cash ascribed value credited to share capital from
shares issued or distributed pursuant to vesting of
restricted share units and exercise of stock options	6,543	4,203

(c)	Cash and cash equivalents:

	December 30,	September 30,
	2012	2012

Bank balances	$76,259	$68,748
Term deposits	5,722	1,662
	$81,981	$70,410

12. CONTINGENT LIABILITIES:

Claims and litigation

On October 12, 2012, Russell Brands, LLC, an affiliate of Fruit of the Loom, filed a lawsuit against the Company in the United States District Court of the Western District of Kentucky at Bowling Green, alleging trademark infringement and unfair competition and seeking injunctive relief and unspecified money damages. The litigation concerns labelling errors on certain inventory products shipped by Gildan to one of its customers. Upon being made aware of the error, the Company took immediate action to retrieve the disputed products. The Company believes that the value of the products in dispute is immaterial.

The Company is a party to other claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

QUARTERLY REPORT – Q1 2013 P.35

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. SEGMENT INFORMATION:

The Company manages and reports its business as two operating segments, Printwear and Branded Apparel, each of which is a reportable segment for financial reporting purposes. Each segment has its own management that is accountable and responsible for the segment’s operations, results and financial performance. These segments are principally organized by the major customer markets they serve. The following summary describes the operations of each of the Company’s operating segments:

Printwear: The Printwear segment, headquartered in Christ Church, Barbados, designs, manufactures, sources, and distributes undecorated activewear products in large quantities primarily to wholesale distributors in printwear markets in over 30 countries across North America, Europe and the Asia-Pacific region.

Branded Apparel: The Branded Apparel segment, headquartered in Charleston, South Carolina, designs, manufactures, sources, and distributes branded family apparel, which includes socks, underwear and activewear products, primarily to U.S. retailers.

Following the acquisition of Anvil in May 2012, the Printwear segment includes the results of operations of Anvil’s printwear business, while the Branded Apparel segment includes Anvil’s operations related to the manufacture and distribution of activewear products for leading consumer brands, including major sportswear and family entertainment brands.

The chief operating decision-maker assesses segment performance based on segment operating income which is defined as operating income before corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets, excluding software. The accounting policies of the segments are the same as those described in note 3 of the Company’s 2012 audited annual consolidated financial statements.

The segment disclosures below include comparative financial information for the three months ended January 1, 2012, which have been presented on the same reportable segment basis as fiscal 2013.

	Three months ended
	December 30,	January 1,
	2012	2012

Segmented net sales:
Printwear	$243,740	$147,194
Branded Apparel	177,036	156,603
Total net sales	$420,776	$303,797

Segment operating income (loss):
Printwear	$45,866	$(30,802)
Branded Apparel	19,634	2,435
Total segment operating income (loss)	$65,500	$(28,367)

Reconciliation to consolidated earnings (loss) before income taxes:
Total segment operating income (loss)	$65,500	$(28,367)
Amortization of intangible assets, excluding software	(3,901)	(3,713)
Corporate expenses	(18,404)	(12,405)
Restructuring and acquisition-related costs	(5,342)	(254)
Financial expenses, net	(2,271)	(1,996)
Equity earnings in investment in joint venture	46	220
Earnings (loss) before income taxes	$35,628	$(46,515)

QUARTERLY REPORT – Q1 2013 P.36